UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

TRISALUS LIFE SCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89680M101

(CUSIP Number)

August 10, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Unique Diamond Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,546,569*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,546,569*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,569*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represent 1,546,569 shares of common stock, par value $0.0001 per share (“Common Stock”) of the Issuer held directly by Unique Diamond Investments Limited. Unique Diamond Investment Limited is wholly owned by ORI Healthcare Fund, L.P. The general partner of ORI Healthcare Fund, L.P. is ORI Capital Inc., which is beneficially owned by Ms. SONG, Hong Fang.

**	Represents the percentage ownership based on 26,316,681 shares of Common Stock of the Issuer outstanding as of August 10, 2023 as set forth in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2023.

1	NAME OF REPORTING PERSONS ORI Healthcare Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,546,569*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,546,569*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,569*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Represent 1,546,569 shares of Common Stock of the Issuer held directly by Unique Diamond Investments Limited. Unique Diamond Investment Limited is wholly owned by ORI Healthcare Fund, L.P. The general partner of ORI Healthcare Fund, L.P. is ORI Capital Inc., which is beneficially owned by Ms. SONG, Hong Fang.

**	Represents the percentage ownership based on 26,316,681 shares of Common Stock of the Issuer outstanding as of August 10, 2023 as set forth in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2023.

1	NAME OF REPORTING PERSONS ORI Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,546,569*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,546,569*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,569*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Represent 1,546,569 shares of Common Stock of the Issuer held directly by Unique Diamond Investments Limited. Unique Diamond Investment Limited is wholly owned by ORI Healthcare Fund, L.P. The general partner of ORI Healthcare Fund, L.P. is ORI Capital Inc., which is beneficially owned by Ms. SONG, Hong Fang.

**	Represents the percentage ownership based on 26,316,681 shares of Common Stock of the Issuer outstanding as of August 10, 2023 as set forth in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2023.

1	NAME OF REPORTING PERSONS SONG, Hong Fang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,546,569*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,546,569*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,569*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Represent 1,546,569 shares of Common Stock of the Issuer held directly by Unique Diamond Investments Limited. Unique Diamond Investment Limited is wholly owned by ORI Healthcare Fund, L.P. The general partner of ORI Healthcare Fund, L.P. is ORI Capital Inc., which is beneficially owned by Ms. SONG, Hong Fang.

**	Represents the percentage ownership based on 26,316,681 shares of Common Stock of the Issuer outstanding as of August 10, 2023 as set forth in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 16, 2023.

Item 1(a).	Name of Issuer:

TriSalus Life Sciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6272 W. 91st Ave., Westminster, Colorado 80031.

Item 2(a).	Name of Person Filing:

1.	Unique Diamond Investments Limited
2.	ORI Healthcare Fund, L.P.
3.	ORI Capital Inc.
4.	Ms. SONG, Hong Fang
(the “Reporting Persons”)

The Reporting Persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as Exhibit 1 to this statement.

Unique Diamond Investments Limited holds 1,546,569 shares of Common Stock of the Issuer. Unique Diamond Investment Limited is wholly owned by ORI Healthcare Fund, L.P. The general partner of ORI Healthcare Fund, L.P. is ORI Capital Inc., which is beneficially owned by Ms. SONG, Hong Fang.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is C/O Room Nos. 4727-4734, 47/F, Sun Hung Kai Centre, Wan Chai Hong Kong.

Item 2(c).	Citizenship:

The information required by Item 2(c) is set forth in Item 2(a).

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

89680M101

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 1,546,569.

(b)	Percent of Class: 5.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,546,569

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 1,546,569

(iv)	shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2023

Unique Diamond Investments Limited

/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

ORI Healthcare Fund, L.P.

/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

ORI Capital Inc.

/s/ SONG, Hong Fang
Name:	SONG, Hong Fang
Title:	Director

SONG, Hong Fang

/s/ SONG, Hong Fang
SONG, Hong Fang

Exhibit Index

Exhibit
1	Joint Filing Agreement